FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Fourth Quarter & Year End Results for 2007

Calgary, Alberta – March 27, 2008 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the fourth quarter of FY2007. For the three months ended December 31, 2007, the consolidated revenues were $304,000 as compared to $543,000 for the same quarter in FY2006. The net loss for the fourth quarter was $(521,000) or $(0.06) per share as compared to $(499,000) or $(0.05) per share in FY2006.

Consolidated revenues for the year ended December 31, 2007 were $2,379,000 compared to $1,989,000 for the same period in FY2006. Net loss for the year was $(1,263,000) or $(0.13) per share as compared to $(1,682,000) or $(0.18) per share in FY2006.

The Company reported a working capital surplus of $1,682,000 as at December 31, 2007 of which cash comprised $1,232,000.

“The fourth quarter’s results were disappointing for a number of reasons, not the least of which was the reversal of the recurring revenue growth the Company had been experiencing in the mobile device market over the past two years,” stated David Gallagher, President and CEO of QSound Labs. “There were several factors involved in this reversal, first, a correction that had to be made for a third quarter accounting estimate, which resulted in a $93,000 reduction in revenue for the fourth quarter and second, a winding down of activity for one of our licensees in China as PHS phone shipments continue to diminish.”

“During 2007, we continued to grow our recurring revenue stream from the mobile device market. In fact, year over year, the growth was 95%. Most of this occurred because of the success of our marketing activities in 2006 with the design wins for the LG Shine and Prada phones and for Softbank’s Panasonic 3G phones in Japan.”

“The launch in the fourth quarter of new microQ enabled phones by Pantech and BenQ, as well as the recent release of new models by LG in early 2008, continue to build upon this foundation. During the past two years, the microQ revenue growth has occurred as a result of licensing the mQSynth software component. To maintain growth, the Company needs to begin exploiting the potential for its other microQ software components, mQFX, mQ3D and mobile QSurround.”

“With the arrival of the iPhone in 2007, the industry’s current focus is on music and enhanced GUIs. mQFX, our audio enhancement component targeted for music, has been previously licensed by Qualcomm (re-branded as “QConcert”) and the Company is endeavoring to build on this initial success for this software component. This software component has been optimized as part of our collaboration agreement with ARM thus positioning the performance of mQFX very competitively in the mobile marketplace. In addition to mobile phones, this technology can be used in stereo Bluetooth products. During 2007, we were successful in aligning ourselves with the appropriate partners so as to exploit this technology in 2008.”

“The recent announcement of an SDK for the iPhone has raised industry expectations re gaming as a mobile phone feature and the Company is well positioned to take advantage of this potential opportunity with its mQ3D software component.”

“Despite the fourth quarter setback, management is confident that 2008 will see continued revenue growth for the Company from the mobile device market.  Entering 2008, the Company has a stronger team, a strong and relevant product portfolio, established relationships with the major industry players and the potential for new relationships that can provide the stimulus for growth.”

In compliance with modified Nasdaq rules, this year QSound will be distributing its 2007 Annual Report to shareholders by posting the Annual Report on our website www.qsound.com.

Shareholders can receive a hardcopy of the Annual Report free of charge upon request.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The Company’s customer and partner roster includes ARM, BenQ, Broadcom, MITAC, Panasonic, Qualcomm, Sony Vaio and Toshiba among others. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, continued revenue growth from the mobile device market.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound,  successful distribution of QSound-enabled products by licensees, continued growth of demand for QSound’s technologies in the mobile devices market, QSound's ability to carry out its product development, business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets As at December 31, 2007 and December 31, 2006 (unaudited) (Expressed in United States dollars under United States GAAP)
	December 31, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$1,232,255	$2,316,476
Accounts receivable (net)	506,648	316,298
Note receivable	27,400	6,000
Inventory	12,217	19,422
Deposits and prepaid expenses	188,568	60,933
	1,967,088	2,719,129

Note receivable	–	55,325
Property and equipment	258,414	348,280
Deferred development costs	194,915	253,147
Intangible assets	70,260	98,351
	$2,490,677	$3,474,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$262,718	$268,439
Deferred revenue	22,820	45,572
	285,538	314,011

Liability for pension benefit	5,079	–
Convertible notes	118,220	84,949

Shareholders' equity
Share capital	47,675,739	47,411,000
Warrants	1,027,114	1,027,114
Contributed surplus	2,959,339	2,854,038
Deficit	(49,479,722)	(48,216,880)
Accumulated Other Comprehensive Loss	(100,630)	–
	2,081,840	3,075,272

	$2,490,677	$3,474,232

Consolidated

Statements of Operations and Deficit

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Twelve months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
REVENUE
Royalties, licenses and engineering fees	$251,835	$473,591	$2,142,834	$1,692,669
Product sales	52,620	69,814	236,305	296,361
	304,455	543,405	2,379,139	1,989,030
Cost of product sales	15,593	72,785	86,930	85,673
	288,862	470,620	2,292,209	1,903,357
EXPENSES:
Marketing	179,463	340,676	1,215,544	1,111,988
Operations	37,839	31,149	141,234	136,386
Product engineering	238,962	190,081	787,024	819,277
Administration	270,686	253,608	1,117,356	973,208
Foreign exchange loss	2,645	25,348	3,751	25,912
Amortization	55,140	74,833	206,291	311,201
Impairment of property and equipment	–	41,952	–	167,809
	784,735	957,647	3,471,200	3,545,781

Loss before other items	(495,873)	(487,027)	(1,178,991)	(1,642,424)

OTHER ITEMS:
Interest income	12,747	29,688	72,559	85,686
Interest on convertible notes	(19,535)	(20,795)	(81,240)	(61,336)
Accretion expense	(8,389)	(4,202)	(33,271)	(12,752)
Gain on sale of capital assets	–	–	586	–
	(15,177)	4,691	(41,366)	11,598

Loss before taxes	(511,050)	(482,336)	(1,220,357)	(1,630,826)
Foreign withholding tax	(9,928)	(16,781)	(42,485)	(50,849)
Net loss for the period	(520,978)	(499,117)	(1,262,842)	(1,681,675)

Loss per common share (basic and diluted)	$(0.06)	$(0.05)	$(0.13)	$(0.18)

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Twelve months ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Cash provided by (used in):

OPERATIONS
Loss for the period	$(520,978)	$(499,117)	$(1,262,842)	$(1,681,675)

Items not requiring (providing) cash:
Amortization	55,140	74,833	206,291	311,201
Stock based compensation	(1,861)	64,477	213,541	380,614
Employee future benefits	(95,551)	–	(95,551)	–
Impairment of property and equipment	–	41,952	–	167,809
Accretion expense	8,389	4,202	33,271	12,752
Gain on sale of capital assets	–	–	(586)	–
Other	(354)	22,767	(2,076)	(4,021)
Changes in non-cash working capital balances	288,692	240,379	(339,253)	104,669
	(266,523)	(50,507)	(1,247,205)	(708,651)
FINANCING
Issuance of common shares (net)	–	76,100	156,499	857,882
Proceeds on issuance of convertible notes	–	–	–	1,000,000
	–	76,100	156,499	1,857,882

INVESTMENTS
Note receivable	–	–	36,000	26,442
Purchase of property and equipment	(4,331)	(16,346)	(18,243)	(42,426)
Deferred development costs	–	–	–	(39,500)
Purchase of intangible assets	(4,847)	(554)	(11,858)	–
Proceeds on sale of capital assets	–	–	586	–
	(9,178)	(16,900)	6,485	(55,484)

(Decrease) increase in cash and cash equivalents	(275,701)	8,693	(1,084,221)	1,093,747
Cash and cash equivalents, beginning of period	1,507,956	2,307,783	2,316,476	1,222,729

Cash and cash equivalents, end of period	1,232,255	2,316,476	1,232,255	2,316,476